Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct Main Fax	+852.3923.1188 +852.3923.1111 +852.3923.1100
lvenick@loeb.com

Via Edgar Transmission

March 11, 2024

Ms. Lauren Pierce/Mr. Jan Woo

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	STAK Inc. (the “Company”) Draft Registration Statement on Form F-1 Submitted January 18, 2024 CIK No. 0002002453

Dear Ms. Pierce/Mr. Woo:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated February 16, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement on Form F-1

Cover Page

1.	We note that you expect more than 50% of your voting power to be held by an individual, a group or another company and your Chief Executive Officer currently beneficially holds 77% of your common stock. Please disclose whether you intend to be a “controlled company” as defined under the Nasdaq listing rules and, if so, whether you intend to rely on the exemptions as a controlled company. If applicable, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

Response: The Company has amended the cover page and page 23 of the Form F-1 in response to the Staff’s comments.

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Securities and Exchange Commission Page 2

2.	Please disclose whether any transfers, dividends, or distributions have been made to investors to date, and quantify the amount if applicable.

Response: The Company has amended the cover page of the Form F-1 in response to the Staff’s comments.

Conventions Which Apply to this Prospectus, page 2

3.	We note your definition of “China” and the “PRC” appears to exclude Taiwan, Hong Kong and Macau. Please clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. This disclosure may appear in the definition itself or in an appropriate discussion of legal and operational risks.

Response: The Company has added a new definition “mainland China” to page 2 and revised the disclosure on page 2 of the Form F-1 to clarify that it has no operation in Hong Kong in response to the Staff’s comments. The Company has amended the corresponding disclosures throughout the prospectus.

Market and Industry Data, page 4

4.	Please disclose whether the industry report issued by Beijing Bo Yan Zhishang Information Advise Co., Ltd. was commissioned by the company in connection with this offering or registration statement.

Response: The Company has amended the disclosure on page 4 of the Form F-1 in response to the Staff’s comments.

Our Products

Oilfield-Specialized Vehicles, page 7

5.	We note your disclosures on pages 6 and 55 that you do not hold a special vehicle production permission to produce special vehicles. Clarify your disclosure if the entire vehicle production is outsourced or if you supply oilfield components to the outsourced manufacturer. Further disclose if you take ownership of these vehicles prior to being shipped to customers as well as if these vehicles are branded as your company.

Response: The Company has amended the disclosure on page 7 of the Form F-1 in response to the Staff’s comments.

Securities and Exchange Commission Page 3

Prospectus Summary

Corporate History and Structure, page 8

6.	Please revise your disclosure to provide a complete description of your corporate history.

Response: The Company has amended the disclosure on pages 8 and 54 of the Form F-1 in response to the Staff’s comments.

Risk Factors

Risks Related to Doing Business in China, page 24

7.	Please disclose the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities.

Response: The Company has amended the disclosure on page 27 of the Form F-1 in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Results of Operations

Revenues, page 44

8.	Please clarify your statement that sales of specialized oilfield vehicles increased as you, “expanded [y]our business to the manufacturing and sales of specialized oilfield vehicles in August 2022.” In this regard, we note your disclosures on pages 31 and 62 that you outsource specialized vehicle production. In addition, further clarify your statement under Cost of revenues, “that more staff were hired for production of specialized oilfield vehicles” in light of your outsourcing of oilfield vehicle production.

Response: The Company has revised the disclosure in Components of Results of Operations on page 44 of the Form F-1 in response to the Staff’s comments.

Business

Overview, page 53

9.	Please explain the form of support your initial public offering plan has received from your local government. Please also clarify what you mean by “various favorable conditions” for your initial public offering. In addition, please describe the terms of the Investment Promotion and Protection Agreement that you entered into with the Changzhou Tianning Economic Development Zone.

Response: The Company has amended the disclosure on page 53 in response to the Staff’s comments.

Securities and Exchange Commission Page 4

Our Products and Solutions, page 56

10.	Please revise your disclosure to explain the “seven categories” you had as of June 30, 2023 and to discuss the stage of development or production the vehicle models and oilfield-specialized production and maintenance equipment are in.

Response: The Company has amended the disclosure on pages 7 and 56 in response to the Staff’s comments.

Our Supply Chain, page 62

11.	Please disclose whether you have agreements with the manufacturers holding specialized vehicle production qualifications with whom you have partnered. If you do have such agreements, discuss the material terms of those agreements. Also, file them as exhibits or tell us why they are not required to be filed. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company has amended the disclosure on page 64 and has filed the framework cooperation agreements with the manufacturers as Exhibits 10.1 and 10.2 in response to the Staff’s comments.

Related Party Transactions, page 83

12.	Please provide context for the shareholder contributions disclosed in this section. For example, disclose whether the amounts in the table were given to you and whether any consideration was exchanged for the contribution.

Response: The Company has revised the disclosure on page 84 of the Form F-1 in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies , page F-8

13.	Please clarify if you provide warranties related to your products. In addition, we note your disclosures on pages 31 and 62 that you outsource specialized vehicle production. Explain if there is a warranty on these vehicles and who provides this warranty. Refer to ASC 460- 10-50-8(b) and 50-8(c).

Response: In response to the Staff’s comment, the Company respectfully advises the following:

(1)	The Company provides a manufacturer’s standard warranty to customers on all products sold, including the specialized oilfield equipment and vehicles.

(2)	The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the products, and therefore is not a separate performance obligation in accordance with ASC 606.

(3)	According to historical experience, the Company has not received any claim for products, therefore the Company does not recognize related warranty liability bases on the best estimation.

Securities and Exchange Commission Page 5

(m) Revenue recognition, page F-10

14.	Please address the following items:

●	For each of your product lines, identify who you have determined to be your customer. Refer to ASC 606-10-20.

●	Your disclosure states that revenue is recognized at a point in time upon the customer’s acceptance of products. Expand your disclosure to explain when this occurs.

●	We note your disclosure for service income from automation solutions includes software development, training, debugging, maintenance, and other services. Please explain in sufficient detail how you concluded that each of these services are not distinct as noted in your disclosure. Refer to ASC 606-10-25-14 and 19.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 49 and page F-11 of the Form F-1; further, the Company respectfully advises the following:

(1)	The revenue is recognized at a point in time upon the controls of the promised products are transferred to the customers. This occurs when the customers either pick up the products themselves or when the products are delivered to the customers’ designated place and accepted by them.

(2)	The Company provides corporate customers with automation solutions services, with multiple promises in the service contract, including software development, training, debugging, maintenance, and other services for oilfield-specialized production and maintenance equipment. These services are highly interdependent and interrelated with one another, integrated together to provide an important service, that is to provide a well-developed software or function to customers. Therefore, these services are not distinct but considered as a bundle of services as inputs used by the Company to deliver a combine output.

15.	We note your disclosure that “[you] outsource specialized vehicle production”(your page 62) and that the “vehicle chassis used in oilfield vehicles and equipment is designed by the Company and produced by qualified special vehicle manufacturers”. Please explain how you concluded that you bear inventory risk for the sale of vehicles. Disclose if you receive these vehicles from the manufacturers or if these vehicles are shipped directly from the manufacturers to your customers. In addition, please explain the nature and reasons for the inventory item labeled as “Goods in transit” as disclosed within Footnote 5 - Inventories.

Response: In response to the Staff’s comment, the Company respectfully advise the following:

(1)	The Company designs and manufactures the equipment and components, then outsources them to qualified specialized vehicle manufacturing companies to integrate and produce specialized oilfield vehicles, and the vehicles are sold by the Company externally.

(2)	The Company determines it bears inventory risk because the processed specialized oilfield vehicles are stored in the Company’s warehouse before sales and the Company has controls and ownership over the vehicles.

(3)	Goods in transit refers to the finished goods that is in the delivery process before transferred and accepted by the customers, the control of the products remains with the Company.

The Company has revised the disclosure on pages F-11 and F-14 of the Form F-1 accordingly.

16.	We note your statement that “Company would control the source code and script and would not have the enforceable right to the payment until the delivery of the service”. Describe whether the customer has termination rights. That is, please clarify whether a right to payment upon termination is specified in the contract with the customer. If no such payment is due, consider disclosing that each party has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination, if true. Refer to ASC 606-10-25-4.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of the Form F-1.

Note 3 Discontinued Operations, page F-14

17.	We note that you recognized a gain of $299,698 was recorded as the result of the disposal and classified this gain in income from continuing operations. Since the gain is a result of discontinued operations please consider whether this gain should be classified with the loss from discontinued operations section of the Consolidated Statements of Income and Comprehensive Income. Refer to ASC 205-20-45-3 and 45-3A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 41, 43, 45, 47, F-4, F-6, F-14, F-17, and F-25 of the Form F-1.

Securities and Exchange Commission Page 6

General

18.	We note your disclosure that you relied upon advice from your PRC counsel, DeHeng Law Offices (Shenzhen). Please file a consent from your PRC counsel as an exhibit.

Response: The Company has filed the consent as exhibit 99.7 in response to the Staff’s comments.

19.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick

Lawrence Venick

Partner